BEAUFIELD CONSOLIDATED RESOURCES INC.
19 Nesbitt Street - Nepean - Ontario K2H 8C4
P.O. Box 11385 - Station H - Nepean - Ontario K2H 7V1
Tel: 613-721-2919 Fax: 613-828-7268

02 FEB 21 AM 8:27

January 25, 2002

02015303

Attention: Division of Corporate Finance
Office - International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Re: Beaufield Consolidated Resources Inc. - First Quarter
EXEMPTION NUMBER: 82-1557
First Quarter for the period September 1, 2001 - November 30, 2001
CUSIP #: 07433C204

SUPPL

Dear Sir or Madam:

This is to advise you that the unaudited interim financial statements for the first quarter (September 1, 2001 to November 30, 2001) for Beaufield Consolidated Resources Inc. were mailed to all registered and beneficial shareholders of record at the close of business on January 25, 2002 as per National Policy 41, by first class mail on January 25, 2002. Enclosed are copies of these quarterly financials for your records.

Yours sincerely,
BEAUFIELD CONSOLIDATED RESOURCES INC.

A. Hansen

Andrew Hansen
Assistant

BEAUFIELD CONSOLIDATED RESOURCES INC.

Schedule "A" - Financial Information
November 30, 2001

Schedule "B"- Supplementary Information

Schedule "C"- Management Discussion
November 30, 2001

INDEX	PAGE
Schedule "A"-Financial Information	1
Notice to Reader	2
Financial Statements	
Balance Sheets	3
Operations and Deficit	4
Cash Flows	5
Notes to Financial Statements	6 and 7
Schedule "B"- Supplementary Information	8
Schedule "C" - Management Discussion	9

Beaufield Consolidated Resources Inc.

Interim Financial Statements
November 30, 2001

Beaufield Consolidated Resources Inc.
Balance Sheets
(Unaudited - See Notice to Reader)

	2001-11-30	2001-08-31
	$	$
ASSETS		
Current assets		
Cash and cash equivalents	**2,290**	21,548
Marketable securities	**63,729**	64,680
Amounts receivable	**2,154**	2,640
	68,173	88,868
Mineral properties and deferred exploration and development expenditures (Note 1)	**1,489,801**	1,489,801
Long-term investment	**11,000**	11,000
	1,568,974	1,589,669
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**34,633**	29,596
SHAREHOLDERS' EQUITY		
Share capital (Note 2)	**14,449,326**	14,449,326
Deficit	**(12,914,985)**	(12,889,253)
	1,534,341	1,560,073
	1,568,974	1,589,669

On behalf of the Board,

(s) Jens E. Hensen
Director

(s) Gary F. Zak
Director

Beaufield Consolidated Resources Inc.
Operations and Deficit
Three months ended November 30, 2001 and 2000
(Unaudited - See Notice to Reader)

	2001	2000
	$	$
Investment revenues	**1**	18
Expenses		
Administrative services, rent and office	**13,851**	10,858
Interest and financing charges	**34**	100
Professional fees	**1,614**	8,488
Shareholder's reports	**5,835**	8,660
Telecommunications	**765**	120
Travel and promotion	**1,398**	1,229
Trustee, registration and transfer agent fees	**2,236**	6,549
	25,733	36,004
Net loss	**25,732**	35,986
Deficit, beginning of period	**12,889,253**	12,532,355
Deficit, end of period	**12,914,985**	12,568,341
Basic loss per share	**0.001**	0.001

Beaufield Consolidated Resources Inc.
Cash Flows
Three months ended November 30, 2001 and 2000
(Unaudited - See Notice to Reader)

	$	$
OPERATING ACTIVITIES		
Net loss	**(25,732)**	(35,986)
Non-cash items		
Changes in non-cash working capital items	**6,474**	25,397
Cash flows from operating activities	**(19,258)**	(10,589)
INVESTING ACTIVITIES AND CASH FLOWS FROM INVESTING ACTIVITIES	**–**	–
FINANCING ACTIVITIES AND CASH FLOWS FROM FINANCING ACTIVITIES	**–**	–
Decrease in cash and cash equivalents	**(19,258)**	(10,589)
Cash and cash equivalents, beginning of period	**21,548**	105,150
Cash and cash equivalents, end of period	**2,290**	94,561

Beaufield Consolidated Resources Inc.
Notes to Financial Statements

(Unaudited - See Notice to Reader)

1 - MINERAL PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES

	2001-11-30	2001-08-31
	$	$
Minerals:		
Louvicourt and Pascalis Townships, Québec		
Exploration	**387,608**	387,608
Barry, Urban, Carpiquet and Souart Townships, Québec		
Exploration	**1,000,000**	1,000,000
Launay Township, Québec		
Property	**312**	312
Exploration	**7,400**	7,400
Lac Evans area, Québec		
Property	**22,384**	22,384
Exploration	**65,645**	65,645
Other properties		
Property	**5,000**	5,000
Exploration	**1,452**	1,452
	1,489,801	1,489,801

	2001-11-30	2001-08-31
In summary:		
Properties	**27,696**	27,696
Deferred exploration and development expenditures	**1,462,105**	1,462,105
	1,489,801	1,489,801

2 - SHARE CAPITAL

Authorized

100,000,000 common shares without par value

Issued and fully paid

	2001-11-30		2001-08-31	
	Shares	$	Shares	$
Balance, beginning of period	**19,580,311**	**14,449,326**	19,580,311	14,449,326
Balance, end of period	**19,580,311**	**14,449,326**	19,580,311	14,449,326

Beaufield Consolidated Resources Inc.
Notes to Financial Statements
(Unaudited - See Notice to Reader)

2 - SHARE CAPITAL (continued)

Stock options

The Company has two stock options plans. Under those plans, the Company is authorized to grant certain directors, officers, employees and service providers, options to purchase up to an aggregate of 3,900,000 common shares. No optionee, at the date of grant of the option, may hold more than 5% of shares issued and outstanding; however, the limit for service providers is 2%.

At November 30, 2001, the following stock options were outstanding:

- 375,000 shares at $0.15 per share, expiring December 20, 2001; and
- 1,950,000 shares at $0.10 per share, expiring January 2, 2006.

Share purchase warrants

At August 31, 2001, the following share purchase warrants were outstanding:

- 170,000 warrants exercisable into common shares at $0.20 per share if exercised by December 23, 2001.

Escrowed shares

As at November 30, 2001, 129,750 shares, held by a Director, are escrowed in accordance with the rules of the regulatory authorities of British Columbia. These shares can be released from escrow, on application, in 56,250 share lots, upon incurrance by the Company of each $100,000 threshold expenditure amount.

BEAUFIELD CONSOLIDATED RESOURCES INC.

Schedule "B"- Supplementary Information- November 30, 2001

Share Capital

(a) Authorized
100,000,000 common shares without par value

(b) Issued November 30, 2001
Balance as at November 30, 2001 #19,580,311
Balance as at November 30, 2000 # 19,580,311

(c) Commitments:
Stock-Based Compensation Plans:
The company has two stock option plans. Under these plans, the Company is authorized to grant certain directors, officers' employees, and service providers options to purchase up to an aggregate of 3,900,000 common shares.

Share Purchase Options:
At November 30, 2001, the following directors and employees share purchase options were outstanding entitling the holders thereof the right to acquire 2,325,000 common shares.

		Exercise Price/ Share	Expiry Date
Directors	300,000	$0.15	December 20, 2001
Employees	75,000	$0.15	December 20, 2001
Directors	1,950,000	$0.10	January 2, 2006
Total	2,325,000		

Share Purchase Warrants:
As at November 30, 2001, 170,000 warrants exercisable into common shares at $0.20 if exercised by December 23, 2001.

Escrow Shares:
As at November 30, 2001, (129,7250) shares (129,750 in 2000) are held in escrow.

The following individuals are directors of the Company:

Mr. Stephen R. Dunn	- Director/Member of Audit Committee
Mr. Jens E. Hansen	- President/Chief Executive Officer/ Member of Audit Committee
Mr. Robert A. Martin	- Director
Mr. Gary F. Zak	Director/Secretary

Schedule "C"- Management Discussion

Hemlo:

Beaufield has agreed to acquire two mineral properties at Hemlo for a cost of $15,040 plus the issue of 400,000 shares of the company. At the end of the quarter, the company was waiting approval from regulatory authorities.

The CaribGold Transaction:

Beaufield has agreed to acquire two base metal mineral properties in northwestern Quebec from CaribGold Resources Inc. for 2,600,000 shares of Beaufield. This transaction received shareholder approval at the company's annual meeting held on December 10, 2001.

New Director:

Mr. Robert Martin agreed to join the board of directors of Beaufield effective October 25, 2001. Mr. Martin brings a wealth of mining experience of both the operational and executive levels. Mr. Martin was granted an option on 200,000 shares at $0.10.

Subsequent Events:

Mr. Michel Lavoie has been granted a stock option of 400,000 shares of Beaufield at $0.10 for his assistance in identifying and acquiring mineral properties for the property.

Augen Capital invested $35,000 in the company by way of a flow-thru private placement at $0.10 and will receive warrants to acquire an additional 350,000 at $0.12 per share until December 31, 2002. If the warrants are fully exercised, this will result in the issuance of 700,000 shares. 350,000 of these will be from the flow-thru private placement and 350,000 from an eventual exercise of warrants.

Financial Discussion:

The company reduced its quarterly administrative costs to $25,733 from $36,004 in the equivalent quarter in 2000. Cash assets decreased to $68,173 from $88,868. Current liabilities stand at $34,633. There are no long term debts other than the current liabilities. The loss per share for the period was $0.001.